Filed by Black Knight Financial Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Black Knight Financial Services, Inc.
Commission File No. 001- 37394

Black Knight Financial Services, Inc. (“Black Knight”) Presentation
at Goldman Sachs Technology and Internet Conference, February 15, 2017
Question and Answer

Question: Jim Schneider, Analyst, Goldman Sachs Group, Inc.

Maybe you can just talk about kind of the topic among the investment community, one of the things that have kind of, reasons why people are looking at the stock today, your parent company, FNF, is going to distribute 83 million shares of a common stock in the third quarter of this year and close down has been expected by the market for a while now. Can you maybe talk about how that transaction is going to be executed in terms of the structure of it and how you think it will play out in the market?

Answer: Kirk T. Larsen, Chief Financial Officer, Black Knight
Yeah, I mean fundamentally, without going through all of the tax machinations of how these things work, what's eventually going to happen is FNF is going to distribute their shares, the 83.3 million that you mentioned, to their shareholders. And so it'll eventually -- it'll help simplify us structurally. Because right now if you look at we're an [Up-C] structure which means we have a large minority interest and it kind of makes the GAAP numbers look a little funny and we have to come up with terms like fully distributed, earnings and tax rates, etc. But ultimately, those 83 million shares will go into the hands of FNF shareholders and then they'll trade from that point forward. With our structure a little bit simplified, and certainly a lot more float such that there will be more opportunities for folks to come into the name, it will trade more liquid, we'll be Index eligible, and it will just be a cleaner story.

Question: Jim Schneider, Analyst, Goldman Sachs Group, Inc.

Fair enough. And then can you maybe just, related to that, I think you also announced a share repurchase plan. Can you talk about how you intend to use that to kind of reduce some of the volatility in the distribution?

Answer: Kirk T. Larsen, Chief Financial Officer, Black Knight
The way I'd characterize it is, since our IPO in May of 2015 actually, our capital allocation framework had four elements. It was invest in ourselves, so product development, infrastructure, etc. It was a leveraged target that we talked about 3.5 times at that point and we lowered it to 3 times. It had an acquisition element to it, product focused, tuck-in acquisitions. And then there was returning cash to shareholders. And fundamentally with very little float and really a focus on growth, the returning cash to shareholders at that point was more forward looking in nature. We continue to not anticipate or plan to pay dividends in the foreseeable future. We think that there's more value to be created through the other elements. But from now, with the anticipated float increase, with the spin off and the potential opportunity around that, we put the share repurchase authorization in place.

As far as how that ultimately gets utilized, as we talked about on our earnings call, we'll be opportunistic. We'll see if there is dislocation, we'll see if there is an opportunity for us that we think creates a lot of value. But fundamentally it wasn't put in place solely because of the spinoff. It really was another element of our already established framework that just becomes more actionable when there's more float out there and we can really evaluate amongst organic growth, debt repayment becomes less interesting as money will be cheap for a while, less cheap, but it's still cheap. And then acquisition candidates and buying back shares. So we'll look amongst each of those alternatives as we look forward. But that just gives us the ability to do it.
Forward- Looking Statements
This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Black Knight management's beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Black Knight undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties that forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the tax-free spin-off of Black Knight from FNF; electronic security breaches against our information systems; our ability to maintain and grow our relationships with our customers; changes to the laws, rules and regulations that impact our and our customers’ businesses; our ability to adapt our services to changes in technology or the marketplace; the impact of any potential defects, development delays, installation difficulties or system failures on our business and reputation; changes in general economic, business, regulatory and political conditions, particularly as they affect the mortgage industry; risks associated with the availability of data; the effects of our substantial leverage on our ability to make acquisitions and invest in our business; risks associated with our structure and status as a “controlled company;” our ability to successfully integrate strategic acquisitions; and other risks and uncertainties detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.
Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed spin-off, New BKH Corp., a newly formed indirect subsidiary of Fidelity National Financial, Inc. and Black Knight Holdco Corp., a newly formed entity that will be the public holding company of Black Knight (“New Black Knight”) will file with the Securities and Exchange Commission (“SEC”) registration statements. New Black Knight's registration statement will also include a proxy statement which will be sent to the Black Knight shareholders in connection with their vote required in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC's website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Black Knight Financial Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attn: Corporate Secretary, Telephone (904) 854-8100.
Participants in a Solicitation

The directors and executive officers of Black Knight and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of Black Knight is available in its definitive proxy statement, which were filed with the SEC on April 28, 2016. Free copies of this document may be obtained as described in the preceding paragraph.